CERTIFICATE OF THE QUALIFIED PERSON

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1)	I am a consulting geological engineer with an office at #1215 – 675 West Hastings Street, Vancouver, British Columbia.

2)	I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

3)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4)

I have practised my profession continuously since 1970. I have had over 30 years experience in calculating mineral resources. I have previously completed resource estimations on the Michelin and Jacques Lake Uranium deposits in Labrador’s Central Mineral Belt, for Aurora Energy Resources Inc.

5)

I have read the definition of “qualified person” as set out by National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, experience, affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Instrument 43-101.

6)

The report titled “Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium Project, Labrador, Canada”, dated July 31, 2008, is based on a study of the data and literature available on the CMB Property. I am responsible for the Section 17, the resource estimation. I have visited the property on October 23 to 25, 2007.

7)	I have not previously worked on this property.

8)

As of the date of this certificate, and to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9)	I am independent of the issuer applying all of the tests in section 1.4 of the National Instrument 43-101.

10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 13th day of August, 2008.

“G.H. Giroux”
_________________________________________
G.H. Giroux, P.Eng., MASc.